Exhibit 99.4

> Security No: 331166

> Title: Circular to Shareholders and Notice of Extraordinary General Meeting

> Eidos plc

> 18 November 2003

Eidos plc (“the Company”)

18 November 2003

Circular to Shareholders and Notice of Extraordinary General Meeting (EGM)

A circular to shareholders of the Company regarding the proposed adoption of new long-term incentive plans and a proposed reduction in the Company’s share premium account has been issued today. The circular includes a Notice of Extraordinary General Meeting to be held at 11:00 am on 12 December 2003.

Copies of the relevant document have been submitted to the UK Listing Authority and will be available shortly for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
EH14 5HS

Notes

1. Certain statements made in this announcement with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

Back to Contents

> Notice of an Extraordinary General Meeting of Eidos plc

This document is important and requires your immediate attention

When considering what action you should take, you are recommended to seek advice immediately from your stockbroker, solicitor, accountant or other professional advisor duly authorised under the Financial Services and Markets Act 2000. If you no longer hold Ordinary shares in Eidos plc, please forward this circular (together with the accompanying Form of Proxy) to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Notice of the Extraordinary General Meeting of Eidos plc to be held at 11.00 am on Friday, 12 December 2003 is set out in this circular. To be valid for use at the Meeting, the enclosed Form of Proxy should be completed and returned, in accordance with the instructions detailed thereon, to the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, as soon as possible and, in any event, so as to arrive no later than 11.00 am on Wednesday, 10 December 2003.

Back to Contents

> Contents

1	Letter from the Chairman of Eidos plc
4	Notice of Extraordinary General Meeting (EGM)
6	Appendix: Description of proposed new long-term incentive plans
8	How to find the EGM venue

> Expected Timetable of Principal Events

Last time for receipt of the Forms of Proxy	11.00 am on 10 December 2003
Extraordinary General Meeting	11.00 am on 12 December 2003
Court hearing to confirm share premium account reduction	February 2004*

*Conditional upon the passing of Resolution 3 at the EGM.

If any of the details contained in the timetable above should change, the revised times and dates will be notified to shareholders by means of a Regulatory Information Service announcement.

Back to Contents

>	Letter from the Chairman of Eidos plc 18 November 2003

Dear Shareholder,

Extraordinary General Meeting (EGM or Meeting)
I am writing to invite you to an Extraordinary General Meeting of the Company to be held at 11.00 am on Friday, 12 December 2003 at the Company’s registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. A location map appears on page 8. The resolutions which shareholders will be asked to consider and approve are set out in the Notice of EGM on page 4.

The business to be transacted at the EGM relates to the proposed introduction of new equity-based long-term incentive arrangements and a proposed reduction in the share premium account of the Company. I have explained the background to, and principles of, each of these proposals in further detail below.

Proposed new Long-Term Incentive Arrangements
(Resolutions 1 and 2)

Background
As noted in the Report on Directors’ Remuneration set out in the Company’s 2003 Report and Accounts, the Company’s Inland Revenue Approved Share Option Scheme expires in 2004. The Company’s other existing option scheme, the Unapproved Share Option Scheme, which has been used to grant awards in excess of Inland Revenue limits, does not expire until 2007. However, the Company in effect operates these two schemes in parallel. (Collectively, these two schemes are hereinafter referred to as the “Expiring Option Plans”). Accordingly, and after careful consideration, the Company is proposing to introduce new long-term incentive plans to replace the Expiring Option Plans as well as the unused 1997 Long-Term Incentive Plan.

The proposals contained in this circular emanate from a review of the Company’s entire remuneration arrangements conducted on an integrated and total compensation basis. The review was undertaken by the Remuneration Committee (comprising all the non-executive directors), on behalf of the Board, in conjunction with its independent remuneration consultants, Kepler Associates.

In relation to the new arrangements, and in accordance with corporate governance best practice, the Company has consulted with its major institutional shareholders (and with the Association of British Insurers), whose comments have been fully considered, and who have expressed their support for the Company’s proposals.

Objectives
The principal objectives behind the proposals are to make the Company’s executive remuneration structure more performance-oriented, more competitive and more aligned with shareholder interests than exists under the Expiring Option Plans. The new arrangements, which will include challenging performance conditions and provide a better mix of remuneration (i.e. more equity-based and more long-term), have been designed with due regard to competitive market practice and are targeted at helping the Company to:

>	motivate and give a more focussed incentive for executive directors, senior management and key employees to perform at the highest levels;
>	compete on an international basis for the recruitment and retention of the highest calibre of people it needs to drive the business forward;
>	better align its remuneration policy with the recruitment and retention practices throughout the Group, particularly those in the US where 45% of the Group’s total workforce now reside; and
>	deliver sustainable growth and long-term value for shareholders.

Proposed Arrangements The Company proposes to introduce the following new long-term incentive arrangements:

>	two new share option schemes: a UK Inland Revenue approved scheme (the “2003 Eidos Approved Share Option Plan”) and a scheme which is not subject to Inland Revenue limits (the “2003 Eidos Unapproved Share Option Plan”) (together, the “New Option Plans”); and
>	a new share-based incentive plan, to be known as the Eidos 2003 Performance Share Plan (the “Share Plan”).

In addition, the Company proposes to introduce share ownership guidelines under which members of the Executive Team (which currently comprises some 8-10 people, including the executive directors and certain senior management) will be expected to build up a holding in Eidos shares to reinforce further the alignment of their interests with those of shareholders.

It is intended that initial awards under these new plans will be made in December 2003, subject to shareholder approval being received at the EGM.

The Proposed New Option Plans
The principal features of the New Option Plans (which are substantially the same) are summarised in the Appendix on page 6, but the key points that I would like to bring to your attention are:

>	annual grants of share options in normal circumstances;
>	option allocations to be discretionary and targeted at the Company’s highest performing individuals;
>	vesting to be subject to the achievement of challenging performance conditions (except as indicated below) as determined by the Remuneration Committee, with initial awards measured against real 3-year average Earnings Per Share (EPS) growth targets;
>	option awards to Executive Team participants to vest as to:
	–	25% if Eidos’ EPS growth exceeds RPI + 5% per annum;
	–	50% if Eidos’ EPS growth exceeds RPI + 10% per annum;
	–	100% if Eidos’ EPS growth exceeds RPI + 15% per annum; and
	–	a straight line sliding scale entitlement between these levels of performance;
>		option awards to other participants to vest as to:
	–	25% unconditionally on the second anniversary of grant; and
	–	75% if Eidos’ average EPS growth exceeds RPI + 5% per annum; and
>	the performance condition to have a single retest 5 years after grant (from the same fixed base).

> 1 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

The New Option Plans also provide that an option grant of up to 2.0 x salary in aggregate (face value) may be made in any one year to any participating employee. In normal circumstances, however, the Remuneration Committee and the Board anticipate that option awards to Executive Team members will generally be limited to no more than 0.5 to 1.0 x salary per annum. Awards to other key employees (who currently comprise some 40-50 people) will generally be limited to no more than 0.25 to 0.75 x salary per annum.

In addition, and in line with the Expiring Option Plans, it is proposed that the New Option Plans be extended to enable the award of options to employees in those countries in which the Group has a material operating presence. Accordingly, shareholders’ approval is also being sought to extend the 2003 Eidos Unapproved Share Option Plan in this way (amended as necessary to take account of local tax, legal and regulatory issues).

The Proposed Share Plan The principal features of the Share Plan are also summarised in the Appendix on page 7, but again the key points that I would like to bring to your attention are:

>	annual grants of performance shares in normal circumstances;
>	share allocations to be discretionary and targeted at Executive Team members only;
>	awards to be split and performance compared 50% relative to a peer group of companies and 50% relative to the FTSE 250 (excluding investment trusts);
>	vesting to be subject to the achievement of challenging performance conditions as determined by the Remuneration Committee, with initial awards measured against 3-year Total Shareholder Return (TSR) performance targets; and
>	share awards to vest (with no re-testing permitted) as to:
	–	25% of each element if the Company’s TSR matches the median TSR of the relevant comparator group;
	–	100% of each element if the Company’s TSR falls within the upper quartile of the relevant comparator group; and
	–	a straight line sliding scale entitlement between these levels of performance.

The Share Plan also provides that a share grant of up to 1.0 x salary (face value) may be made in any one year to any participating employee. In normal circumstances, however, the Remuneration Committee and the Board anticipate that share awards will generally be limited to no more than 0.5 to 0.75 x salary per annum.

Any “dual” participation by an Executive Team member in any year under the New Option Plans and the Share Plan will be coordinated by the Remuneration Committee to ensure a single, rational remuneration package which is not excessive.

The Remuneration Committee will review the performance conditions each time awards are granted under all plans, in order to ensure that they remain challenging, and may impose different conditions on future awards.

Dilution limits
It is intended that the exercise of options under the New Option Plans, as well as under the Expiring Option Plans, will continue to be satisfied primarily through the issue of new shares. As required, a modest number of shares may also be purchased in the market as treasury shares or through the Company’s employee trust in order to satisfy option exercises. No more than 10% of the Company’s equity may be made available for issue under all employee share plans over a 10-year period.

It is intended that awards under the Share Plan will use shares purchased in the market as treasury shares or through the Company’s employee benefit trust (which is restricted to holding a maximum of 5% of issued share capital).

Share Ownership Guidelines
The new share ownership guidelines (to be introduced in parallel with the proposed new long-term incentive arrangements), will be targeted at Executive Team members. The target ownership levels will be 1.5 x salary for the CEO, 1.0 x salary for other executive directors and 0.5 x salary for other members of senior management. Target ownership levels will be expected to be built up over the next five years. The level of personal holdings will be taken into account when the Remuneration Committee consider future awards under the new arrangements.

Proposed Reduction in the Share Premium Account
(Resolution 3)
Following a review by the directors of the Company’s accounts, and in particular its balance sheet, the directors propose that the Company reduce its share premium account as further described below. Now that the Group has returned to profitability, the directors believe it is appropriate to provide the Company with additional flexibility for the possible future distribution to shareholders of distributable reserves by means of dividends or otherwise. This does not imply however any commitment at this stage by the Company in relation to these matters, which the directors will keep under consideration from time to time.

The reserve produced by the reduction in the share premium account will be available, subject to the protection of creditors, to eliminate the deficit on the Company’s profit and loss account. The positive balance arising will create, subject to the protection of creditors, a distributable reserve available to the Company for the purposes of paying dividends or to fund market purchases of its own shares or for other corporate purposes.

As at 30 September 2003, the Company had an accumulated deficit on its profit and loss account of £29,513,000. The absence of distributable profits means that the Company is currently unable to make any distribution to shareholders. The Special Resolution being proposed would approve the reduction of the Company’s share premium account by £60,000,000. As at the date of this document, the balance standing to the credit of the share premium account was £138,315,000.

The reduction of the Company’s share premium account requires the approval of shareholders and is conditional upon the subsequent approval of the High Court (to whom the Company will apply as soon as practicable after the passing of the Special Resolution). The restructuring is expected to be completed and effective by the end of February 2004.

> 2 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

The High Court will be concerned to protect the interests of the creditors of the Company at the relevant date. The precise form of creditor protection is for the High Court to determine and the Company will take such steps as it believes are appropriate in order to satisfy the High Court in this regard. The directors reserve the right to discontinue the application if they consider it appropriate and in the Company’s interests to do so.

Action to be taken
Whether or not you are able to attend the EGM, the directors urge you to complete the reply-paid Form of Proxy enclosed and return it to the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, as soon as possible and, in any event, so as to arrive no later than 11.00 am on 10 December 2003. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the EGM (in substitution for your proxy vote) should you subsequently decide to do so.

If you have any issues or concerns arising from the business proposed to be conducted at the Meeting, please do not hesitate to write to me at the address set out below or to e-mail me at plc@eidos.com.

A summary of the business transacted at the EGM, including any questions raised and answers given, together with a final proxy count statement, will be available on request from the Company’s Registrar shortly after the Meeting. In addition, a Regulatory Information Service announcement in relation to the results of the Meeting will be issued and posted on the Company’s website immediately following the EGM.

Recommendation
The Board believes that the proposed resolutions set out in the Notice of EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your directors recommend you to vote in favour of each resolution, as they intend to do in respect of their own beneficial holdings.

Thank you for continuing to support the Company and I look forward to welcoming those of you who are able to attend the EGM.

Yours faithfully

John van Kuffeler
Chairman

Registered office:
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Telephone +44 (0)20 8636 3000
Facsimile +44 (0)20 8636 3001

www.eidos.com

Incorporated in England (Registered no. 2501949)

> 3 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

> Notice of Extraordinary General Meeting of Eidos plc

Notice is hereby given that an Extraordinary General Meeting of Eidos plc will be held at 11.00 am on Friday, 12 December 2003 at the Company’s registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

The following business will be transacted at the Meeting. Resolutions 1 and 2 will each be proposed as an Ordinary Resolution (requiring no less than a simple majority of votes cast in favour for the Resolution to be passed). Resolution 3 will be proposed as a Special Resolution (requiring no less than a 75% majority of votes cast in favour for the Resolution to be passed).

Business to be Transacted

Approval of the Eidos 2003 Approved Share Option Plan and the Eidos 2003 Unapproved Share Option Plan

1.	THAT:

	(a)	the Eidos 2003 Approved Share Option Plan (the “Approved Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including the making of any alterations which they consider necessary or appropriate to obtain approval thereto from the Inland Revenue;

	(b)	the Eidos 2003 Unapproved Share Option Plan (the “Unapproved Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including extending the Unapproved Plan into overseas territories on materially the same terms (but not overall more favourable) as those of the Unapproved Plan (making such modifications to the rules as may be necessary to take account of, to mitigate or to comply with relevant local taxation, securities or exchange control laws as may apply to the Unapproved Plan or any participant therein) provided that any shares made available under such overseas plans are treated as counting against any individual or overall limits in the Unapproved Plan; and

	(c)	the directors be and they are hereby authorised to vote, and be counted in the quorum, on any matter connected with the Approved Plan or the Unapproved Plan (or any overseas extension thereto), notwithstanding that they may be interested in the same (except that no director may be counted in the quorum, or vote, in respect of his own participation).
Approval of the Eidos 2003 Performance Share Plan

2.	THAT:

	(a)	the Eidos 2003 Performance Share Plan (the “Share Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including making such modifications to the rules as may be necessary to take account of, to mitigate or to comply with relevant local taxation, securities or exchange control laws as may apply to the Share Plan or any participant therein; and

	(b)	the directors be and they are hereby authorised to vote, and be counted in the quorum, on any matter connected with the Share Plan, notwithstanding that they may be interested in the same (except that no director may be counted in the quorum, or vote, in respect of his own participation).

Approval of the Reduction in the Share Premium Account

3.	THAT the amount standing to the credit of the share premium account of the Company be and is hereby reduced by £60,000,000.

By Order of the Board

Michael Arnaouti Company Secretary

18 November 2003

Registered office: Wimbledon Bridge House 1 Hartfield Road Wimbledon London SW19 3RU United Kingdom

> 4 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

> Notes to the EGM Notice

A member entitled to attend and vote at the Extraordinary General Meeting (EGM or Meeting) is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

To be valid, a Form of Proxy1 must be completed and any power of attorney or other authority under which it is executed (or a duly certified copy thereof) must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, no later than 11.00 am on 10 December 2003. Completion and return of a Form of Proxy will not preclude a member subsequently from personally attending and voting at the Meeting (in substitution for their proxy vote) if the member decides to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the Register of Members of the Company as at 11 am on 10 December 2003 or, if the Meeting is adjourned, on the Company’s Register of Members 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend and/or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 11.00 am on 10 December 2003 or, if the Meeting is adjourned, 48 hours before the time fixed for the adjourned Meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, the Company’s Articles of Association or other instrument to the contrary.

A copy of the draft rules of the Eidos 2003 Approved Share Option Plan, the Eidos 2003 Unapproved Share Option Plan and the Eidos 2003 Performance Share Plan will be available for inspection at the Company’s registered office and at the offices of Norton Rose at Kempson House, Camomile Street, London EC3A 7AN during normal business hours on any business day from the date of the Notice until the EGM and at the place of the Extraordinary General Meeting for at least 15 minutes before the Meeting is held until its conclusion.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand on the register of members in respect of the relevant joint holdings.

1 A reply-paid Form of Proxy accompanies this circular.

> 5 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

> Appendix

Description of proposed new long-term incentive plans: Resolutions 1 and 2

1	Summary of the principal features of the Eidos 2003 Approved Share Option Plan and the Eidos 2003 Unapproved Share Option Plan (together the “New Option Plans”)

1.1 Introduction

The Company proposes to establish two discretionary share option plans, the Eidos 2003 Approved Share Option Plan (the “Approved Plan”) and the Eidos 2003 Unapproved Share Option Plan (the “Unapproved Plan”) (collectively referred to as the “New Option Plans”) under which options will be granted over shares in the Company.

The Approved Plan is a share option plan for UK participants which will be submitted to the UK Inland Revenue for approval. Options granted under the Approved Plan have a favourable tax and National Insurance Contribution treatment for the recipient and the employing company.

The Unapproved Plan is a share option plan which, as it is not approved by the Inland Revenue, allows options to be granted to UK participants in excess of Inland Revenue individual limits and also allows options to be granted to non-UK participants. The Unapproved Plan also permits sub-plans to be adopted, without breaching its basic principles, so as to adapt the plan for operation in other jurisdictions according to local practice and to benefit from local tax advantages.

Unless specified to the contrary, the following summary relates to both plans as each plan has substantially the same terms.

1.2 Administration

The New Option Plans will be operated by the Remuneration Committee of the Board (the “Remuneration Committee”).

1.3 Eligibility

Any employee, including executive directors, of the Eidos Group of companies (the “Eidos Group”) is eligible to participate, at the Remuneration Committee’s discretion, in the New Option Plans. However, options will not be granted to participants due to retire within 12 months of the proposed option grant.

1.4 Timing of Awards

In addition to an initial award of options being made within six weeks of the adoption of the New Option Plans, options may be granted in the six weeks following the announcement of Eidos Group preliminary or interim results from time to time and also at any other time when the Remuneration Committee considers it appropriate to award options in exceptional circumstances.

1.5 Individual Limit

The maximum face value of options granted to a participant in any year in aggregate under the New Option Plans may not exceed 200% of a participant’s salary at the date of grant.

It is the Committee’s current view that annual awards will generally be limited to no more than 0.5 to 1.0 x salary for members of the Executive Team (which currently comprises some 8-10 people, including the executive directors and certain senior management). Awards to other key employees will generally be limited to 0.25 to 0.75 x salary per annum.

No participant may hold outstanding options under the Approved Plan (or in aggregate with the Eidos 1994 Approved Share Option Scheme, the Company’s existing Inland Revenue approved share option scheme) with a total exercise price of more than £30,000.

1.6 Exercise Price

No amount is payable by a participant on the grant of an option. The exercise price per share will not be less than the average mid-market closing price of an Eidos share over the three dealing days immediately preceding the day on which the option is granted.

1.7 Exercise of Options

Options may be exercised at the time or times specified by the Remuneration Committee but will normally be exercisable between three and ten years following the date of grant, provided that performance conditions have been satisfied. However, it is currently intended that 25% of the options granted to non-Executive Team members may be exercised, subject to continuing employment, from the second anniversary of grant without performance conditions having to be satisfied. The proposed performance conditions attaching to initial awards, and the basis under which the conditions may be retested during continued employment, are set out in the Chairman’s letter on page 1.

The Remuneration Committee will review the performance conditions each time options are granted, in order to ensure that they remain challenging, and may impose different conditions on future option grants.

Options remaining unexercised on the tenth anniversary of grant will automatically lapse.

1.8 Leavers

Options normally lapse without compensation when a participant ceases to be employed within the Eidos Group.

However, if a participant has held his options for at least one year, a participant (a so-called “good leaver”) who leaves through redundancy, retirement at normal retirement age (or early retirement with the agreement of his employing company), ill-health or permanent disability or otherwise at the Remuneration Committee’s discretion will be allowed to retain his options for 12 months from the end of the 3-year performance period or the date on which he ceases to be an employee, whichever is the later.

A good leaver who leaves before he has held his option for three years cannot exercise the full number of options under award. The maximum number of options which can be exercised is determined by pro-rating the number of shares under option on a time basis according to the number of months served since the date of grant, and this will be further reduced to the extent that performance conditions have not been met.

In the event of death, all options immediately become exercisable in full, but lapse one year after the date of death.

1.9 Change of Control

Subject to the Remuneration Committee’s overriding discretion, in the event of a takeover, outstanding options shall become exercisable for a limited period. The number of Eidos shares which can be received by option holders whose options are still subject to performance conditions, will be determined on the basis of performance up until the date of change of control.

1.10 Stock Appreciation Rights and Cash-outs

Under the Unapproved Plan (and as an alternative to allotting or transferring the full number of shares under option to the participant), the Remuneration Committee may, at its discretion, deliver shares or cash equal to the gain in the value of the shares under option at the time of exercise.

> 6 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

2	Summary of the principal features of the Eidos 2003 Performance Share Plan (the “Share Plan”)

2.1 Introduction

The Share Plan is an incentive plan under which awards will be made to participants to receive shares in the Company based on the achievement of predetermined performance criteria. No consideration or a nominal consideration is payable by participants in respect of awards.

The rules of the Share Plan may be modified to take account of, or comply with, relevant local taxation, securities or exchange control laws.

2.2 Administration

The Share Plan will be operated by the Remuneration Committee of the Board (the “Remuneration Committee”) in conjunction with an employee benefit trust.

2.3 Eligibility

Although awards may be made at the Remuneration Committee’s discretion to any employee including executive directors of the Eidos Group, it is intended that awards will only be made to members of the Executive Team (which currently comprises some 8–10 people, including the executive directors and certain senior management). Awards will not be made to participants who are due to retire within 12 months of the proposed award.

2.4 Timing of Awards

In addition to initial awards being made in the six weeks following the adoption of the Share Plan, awards may be made in the six weeks following the announcement of Eidos Group preliminary or interim results and at any other time when the Remuneration Committee considers it appropriate to make awards in exceptional circumstances.

2.5 Individual Limits

The maximum value of Eidos shares awarded to a participant in any year under the Share Plan may not exceed 100% of a participant’s salary at the date of grant.

It is the Committee’s current view that annual awards will generally be limited to no more than 0.5 to 0.75 x salary per annum.

2.6 Receipt of Shares

Awards vest at the time or times specified by the Remuneration Committee but will normally vest on the third anniversary of grant, provided that performance conditions have been satisfied. The proposed performance conditions attaching to initial awards are set out in the Chairman’s letter on page 2.

The Remuneration Committee will review the performance conditions each time awards are granted, in order to ensure that they remain challenging, and may impose different conditions on future awards.

The following companies have been selected by the Remuneration Committee as a peer group against which performance conditions attaching to 50% of initial awards will be measured:

Acclaim Entertainment Inc
Activision Inc
Atari SA
Capcom Co Limited
Electronic Arts Inc
Midway Games Inc
Namco Limited
Sega Corp
Take-Two Interactive Software Inc
THQ Inc
UBI Soft Entertainment

In addition, awards subject to TSR performance will not vest unless the Remuneration Committee is satisfied that there has been a sustained improvement in the Company’s underlying financial performance.

2.7 Leavers

Awards normally lapse without compensation when a participant ceases to be employed within the Eidos Group.

However, provided that a participant has held his award for at least one year, a participant (a so-called “good leaver”) who leaves through redundancy, retirement at normal retirement age (or early retirement with the agreement of his employing company), ill-health or permanent disability or otherwise at the Remuneration Committee’s discretion will not automatically lose his award. The maximum number of Eidos shares which a good leaver can receive is determined by pro-rating the number of shares under award on a time basis according to the number of months served since the award was made and this will be further reduced to the extent that performance conditions have not been met.

In the event of death, all Eidos shares under award will be released in full.

2.8 Change of Control

Subject to the Remuneration Committee’s overriding discretion, in the event of a takeover, the number of Eidos shares which can be received by participants will solely be determined on the basis of the achievement of performance conditions measured from the start of the financial year in which awards were made to the date of change of control.

2.9 Cash-out

The Remuneration Committee may at its discretion decide to transfer to a participant the cash amount equal to the value of Eidos shares at the time of vesting.

3	Features Common to all Plans

3.1 Plan Limit

No more than 10% of the Company’s equity from time to time may be issued for the purposes of Eidos employee share plans in any 10 year period. Awards which have lapsed are excluded from the 10% limit. Awards under all plans may be satisfied by newly issued shares or shares purchased in the market (whether held as treasury shares or by an employee trust). It is intended that awards made under the Share Plan will be satisfied by shares purchased in the market whereas the exercise of options under the New Option Plans will largely be satisfied by new issue shares, supplemented as necessary by a modest number of shares purchased in the market.

3.2 Variation of capital

In the event of a rights or capitalisation issue or any sub-division, consolidation, reduction or other variation of the Company’s share capital, the plan limits, the exercise price of an option and the number of Eidos shares over which an award has been made may be adjusted (subject to Inland Revenue approval in the case of the Approved Plan) in such manner as the Remuneration Committee determines is fair and reasonable.

3.3 Voting, dividend and other rights

Until participants receive Eidos shares, participants have no voting or dividend rights. Shares allotted under the plans will rank pari passu with existing shares then in issue with the exception of rights attaching by reference to a record date prior to the allotment date. Application will be made for all the shares to be listed.

All awards are non-transferable (other than for standard tax planning purposes) and non-pensionable.

3.4 Amendments

The plans may be amended by the directors, although amendments to the material benefit of participants may not be made without prior shareholder approval. Amendments to the material detriment of participants would require participants’ prior approval and amendments to the key features of the Approved Plan would also require prior Inland Revenue approval in order for its ‘approved status’ to be maintained.

> 7 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

> How to Find the EGM Venue

An Extraordinary General Meeting of the Company will be held at 11.00 am on Friday, 12 December 2003 at the Company’s registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

There is a public car park located at the rear of the building complex in Hartfield Crescent. The closest underground and rail connection is Wimbledon Station.

> 8 Eidos plc Notice of Extraordinary General Meeting

Back to Contents

> Further Information

Eidos plc Wimbledon Bridge House 1 Hartfield Road Wimbledon London SW19 3RU

Telephone: +44 (0) 20 8636 3000 Fax: +44 (0) 20 8636 3001 Email: plc@eidos.co.uk

© Eidos 2003. The name ‘Eidos’ and its logo device are trademarks of The Eidos Group of companies. All other trademarks are the property of their respective owners. All rights reserved.

> Extraordinary General Meeting Completing your Form of Proxy

An Extraordinary General Meeting of Eidos plc will be held at 11.00 am on Friday, 12 December at Wimbledon Bridge House,
1 Hartfield Road, Wimbledon, London SW19 3RU. Your Notice of the Extraordinary General Meeting is enclosed.

i.	If you wish to appoint one or more other person(s) as your proxy, please insert their name(s) and address(es), initial the insertion and strike out the words “the Chairman of the Meeting”. A proxy need not be a member of the Company. The appointment of a proxy will not preclude you from attending and voting at the Meeting (in substitution for your proxy vote) should you subsequently decide to do so.
ii.	Please indicate with an “X” in the appropriate box how you wish your votes to be cast. Unless otherwise instructed the proxy will exercise his/her discretion as to whether and how he/she will vote on the resolutions and on any other business (including amendments to resolutions) which may come before the Meeting.
iii.	This Form of Proxy must, in the case of an individual, be signed by the appointor or his/her attorney or, in the case of a corporation, be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer or, if it is subject to the Companies Act 1985 (as amended), in accordance with Section 36A thereof.
iv.	To be valid, this Form of Proxy and any power of attorney or other authority under which it is executed (or a duly notarised copy thereof), must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, not less than 48 hours before the time appointed for the Meeting or adjourned Meeting.
v.	In the case of joint shareholders, the vote of the first named who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
vi.	Any alteration to this Form of Proxy must be initialled by the person(s) under whose hand it is signed or executed.

> Extraordinary General Meeting Form of Proxy

I/We, the undersigned, being (a) member(s) of Eidos plc hereby appoint the Chairman of the Meeting or

(see Note i)

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11.00 am on Friday, 12 December 2003 and at any adjournment thereof.

I/We request such proxy to vote on the following resolutions as indicated below (see Note ii).

	Proposed Resolutions:	For	Against	Abstain
1	To approve the Eidos 2003 Approved Share Option Plan and the Eidos 2003 Unapproved Share Option Plan				Resolutions 1 and 2 are each proposed as an Ordinary Resolution. Resolution 3 is proposed as a Special Resolution.
2	To approve the Eidos 2003 Performance Share Plan
3	To approve the Share Premium Account Reduction

Signature	Date	2003

Company Seal (see Note iii)

BUSINESS REPLY SERVICE Licence No. SWB 1002

Computershare Investor Services PLC PO Box 1075 Bristol BS99 3FA